Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
($ in millions)	2012 (a)	2011 (a)	2010 (a)	2009 (a)	2008 (a)	2007 (a)
Earnings
Consolidated net (loss) income from continuing operations	$(562)	$(112)	$986	$(6,983)	$4,863	$(1,950)
Income tax expense (benefit) from continuing operations	79	179	153	74	(150)	477
Equity-method investee distribution	—	—	—	—	111	65
Equity-method investee (earnings) losses	(44)	(87)	(57)	(10)	533	5
Minority interest expense	1	1	1	1	1	2
Consolidated (loss) income from continuing operations before income taxes, minority interest, and income or loss from equity investees	(526)	(19)	1,083	(6,918)	5,358	(1,401)
Fixed charges	2,747	6,298	6,743	7,017	10,041	13,592
Earnings available for fixed charges	$2,221	$6,279	$7,826	$99	$15,399	$12,191
Fixed charges
Interest, discount, and issuance expense on debt	$2,732	$6,266	$6,712	$6,984	$9,991	$13,533
Portion of rentals representative of the interest factor	15	32	31	33	50	59
Total fixed charges	2,747	6,298	6,743	7,017	10,041	13,592
Preferred dividend requirements (b)	400	763	2,149	1,224	—	192
Total fixed charges and preferred dividend requirements	$3,147	$7,061	$8,892	$8,241	$10,041	$13,784
Ratio of earning to fixed charges (c)	0.81	0.99	1.16	0.01	1.53	0.90
Ratio of earnings to fixed charges and preferred dividend requirements (d)	0.71	0.89	0.88	0.01	1.53	0.88

(a)
During 2011, 2010, and 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)	Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c)
The ratio indicates a less than one-to-one coverage for the six months ended June 30, 2012, and the years ended December 31, 2011, 2009, and 2007. Earnings for the six months ended June 30, 2012, and the years ended December 31, 2011, 2009, and 2007 were inadequate to cover fixed charges. The deficient amounts for the ratio were $526 million for the six months ended June 30, 2012, and $19 million, $6,918 million, and $1,401 million for the years ended December 31, 2011, 2009, and 2007, respectively.

(d)
The ratio indicates a less than one-to-one coverage for the six months ended June 30, 2012, and the years ended December 31, 2011, 2010, 2009, and 2007. Earnings for the six months ended June 30, 2012, and the years ended December 31, 2011, 2010, 2009, and 2007 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $926 million for the six months ended June 30, 2012, and $782 million, $1,066 million, $8,142 million, and $1,593 million for the years ended December 31, 2011, 2010, 2009, and 2007, respectively.